Exhibit 99.1

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

CALL FOR VIRTUAL ANNUAL SHAREHOLDERS’ MEETING –

EMERGENCY DECREE (DECRETO DE URGENCIA) No. 056-2020

In compliance with the provisions of Emergency Decree (Decreto de Urgencia) No. 056-2020, the Peruvian Companies Law (Ley General de Sociedades Peruanas), and Articles Fourteen and Fifteen of Compañía De Minas Buenaventura S.A.A.’s (the “Company”) bylaws, the board of directors of the Company is convening a Virtual Annual Shareholders’ Meeting (the “Meeting”) to be held on July 15, 2020, at 10:00 hours.

The Meeting shall be held through the Videosession virtual platform; this platform shall also be used to determine the existence of the necessary quorum for the Meeting, and for the exercise of voting rights by shareholders of record, as further detailed in the Spanish language document entitled “Documento informativo”, available at https://www.buenaventura.com/assets/uploads/pdf/Documento-Informativo-JOA-BVN-2020.pdf.

This call notice, the “Documento Informativo,” and information and documents relating to the several items of the agenda which are required to be made available to investors pursuant to the Regulations on Relevant Facts and Reserved Information, have been filed as relevant facts (hechos de importancia) and in the “Virtual Shareholders’ Meetings and Bondholders’ Meetings” section of the Peruvian Securities and Exchange Commission’s website (www.smv.gob.pe), and at our website www.buenaventura.com. Any additional information and documents relating to the agenda for the Meeting shall be made available to our shareholders as indicated in the “Documento Informativo.”

The “Documento Informativo,” which contains, among other information, information on the procedures for our shareholders of record to access the virtual meeting, to participate therein and to exercise their voting rights, is an integral part of this call notice.

Agenda for the Meeting

1.	Approval of the 2019 Annual Report.
2.	Approval of the Financial Statements for the year ended on December 31, 2019.
3.	Compensation for the Board of Directors - 2019.
4.	Amendment to the Bylaws.
5.	Amendment to the Policy on Compensation for the Board of Directors.
6.	Appointment of Independent Auditors for Year 2020.
7.	Appointment of the members of the Board of Directors for the 2020-2022 term.

In case the required quorum for the Meeting is not met, such meeting will be adjourned, with a second and third call scheduled for July 20 and 23, 2020, respectively, at 10:00 am, also through the Videosession virtual platform.

The Company’s common shareholders of record as of July 09, 2020 will be entitled to participate in the Meeting.

Shareholders may be represented at the Meeting by means of a special purpose proxy executed for purposes of the Meeting, provided that such requirement will not be necessary if the applicable power of attorney has been granted by means of notarized instrument. Proxies and powers of attorney must be submitted to the Company no later than twenty-four (24) hours prior to the holding of the Meeting, by following the procedure detailed in the “Documento Informativo.”

Lima, June 17, 2020

THE BOARD OF DIRECTORS